

December 29, 2014

Via E-mail
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

    Re: Millennium Healthcare Inc.
              Amendment No. 8 to Form 10
              Filed December 12, 2014
              Form 10-Q for the Period Ended September 30, 2014
              Filed November 14, 2014
              File No. 000-55009

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Form 10 Filed December 12, 2014

Item 1. Description of Business, page 3

Products and Services, page 3

Medical Device Distribution, page 3

1. We note your discussion of the distribution agreement with Atossa Genetics Inc. ("Atossa") for the ForeCYTE Breast Health Test and MASCT instrument. We also note the discussion on pages 22 and 23 in Atossa's Form 10-Q for the period ended September 30, 2014 that on October 4, 2013, Atossa initiated a voluntary recall to remove the

MASCT device/ForeCYTE Test from the market. Please amend your Form 10 and Exchange Act filings as appropriate to add a discussion of this recall and any material impact it has had and/or will have on your business.

Item 2. Financial Information, page 19

Current Operations and Recent Developments, page 20

2. We note your discussion of the strategic alliance and agreement with CodeSmart Group Inc. ("CodeSmart Group"). We also note that CodeSmart Group is a wholly-owned subsidiary of CodeSmart Holdings, Inc. ("CodeSmart Holdings"), as indicated in the CodeSmart Holdings Form 10-K for the fiscal year ended December 31, 2013. We also note that several officers of CodeSmart Holdings have recently resigned, including CEO Ira Shapiro, and it does not appear that CodeSmart Holdings has appointed new officers for these positions. Please amend your Form 10 and Exchange Act filings as appropriate to describe any material impact these events have had and/or will have on your business, or explain why disclosure is not required.

Notes to Consolidated Financial Statements

Note 1 – Organization and Business Description

Segment Information, page F-4

3. We note that you present cost of revenues of zero in your Coding and Vascular segments for the interim period ended September 30, 2014 and reissue comment 9 of our letter dated December 30, 2013. Please remove the presentation of cost of revenues and gross profit from your filing until you are able to determine the cost of revenues attributable to the revenues generated in your Coding and Vascular segments. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic 11:B. This comment also applies to your future Exchange Act filings.

Form 10-Q for the Period Ended September 30, 2014 Filed November 14, 2014

Item 1. Financial Statements, page 3

Note 8 – Credit Risk and Other Concentrations, page 22

4. We note the following disclosure:

Accounts receivable, net of allowance, from three customers were $7,584,098, which accounted for approximately 98% of the total receivables at September 30, 2014 and from two customers were $826,829, which accounted for

Dominick Sartorio
Millennium Healthcare Inc.
December 29, 2014
Page 3

approximately 96% of the total receivables at December 31, 2013. Revenue from one customer was $1,350,000 and from another was $5,775,312, which accounted for approximately 18% and 78% of the total revenues, respectively for the nine months ended September 30, 2014 and revenue from one customer was $1,350,000, which accounted for approximately 91% of the total revenues for the nine months ended September 30, 2013.

We also note the disclosure on page 7 of the Form 10 that indicates that you are not dependent on "any one or major customer." Please amend your Exchange Act filings as appropriate to reconcile the disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea Cataneo, Esq.